Exhibit 4.12

RESTRUCTURING PLAN
(akkoord)

proposed by

PLAZA CENTERS N.V.
a public company incorporated in the Netherlands,
registered with the Dutch Chamber of Commerce, no. 33248324 (the “Company”)

in accordance with Article 252 of the Dutch Bankruptcy Code

to

The holders of unsecured Israeli Series A Notes issued by the Company

The holders of unsecured Israeli Series B Notes issued by the Company

The holders of unsecured Polish Bonds issued by the Company

All other unsecured non-preferred creditors of the Company

This Plan becomes effective on the Effective Date

Annexes

Annex	1	Example calculation Coverage Ratio
Annex	2	Revised Payment Schedule of Notes
Annex	3	Series A Notes (original Hebrew execution version and English translation)
Annex	4	Series B Notes (original Hebrew execution version and English translation)
Annex	5	Polish Bond Terms
Annex	6	Israeli Mutual Waiver of Claims (Hebrew version and English translation)

1.	EXPLANATORY STATEMENT TO THE PLAN

1.1.	The Company

1.1.1.
The Company (www.plazacenters.com) is a leading emerging markets developer of shopping and entertainment centres in central and eastern Europe. It focuses on constructing new shopping and entertainment centres and, where there is significant redevelopment potential, redeveloping existing centres in capital cities and important regional centres. The Company’s shares are admitted to the premium listing segment of the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange plc and, as of 19 October 2007, on the Warsaw Stock Exchange (LSE:”PLAZ”, WSE: “PLZ/PLAZACNTR”). The Company is an indirect subsidiary of Elbit Imaging Ltd., an Israeli public company whose shares are traded on both the Tel Aviv Stock Exchange in Israel and on the NASDAQ Global Market in the United States.

1.2.	Background of the Plan

1.2.1.
The Company has been faced with challenging market conditions for some years. Adverse market conditions have primarily been caused by the underlying economic situation in many of the countries in which the Company operates, combined with the lack of transactional liquidity in the investment markets for assets such as those owned by the Company and the on-going lack of traditional bank financing available to real estate developers and investors.

1.2.2.
Although the Company’s management team has made considerable progress in re-positioning the Company’s business model to ensure that it is focused on the deleveraging of its balance sheet and the recycling of capital, primarily through the disposal of its non-core assets, the Company has not been able to complete these transactions within a timeframe that will enable it to meet its short term obligations towards Bondholders (as defined herein). As a result, the Company is faced with significant liquidity problems.

1.2.3.
Notwithstanding the liquidity issues, the Company continues to have a strong balance sheet, with a significant positive current net asset value, and owns assets and development opportunities that offer significant potential to deliver returns over the medium to long term.

1.2.4.
Accordingly, the Company believes that, on a going concern basis, it retains substantial value for its stakeholders and will be able to repay its creditors in full, while the Company is certain that a forced liquidation would cause creditors and shareholders to incur significant losses.

1.3.	Purpose and Summary of the Plan

1.3.1.	The Plan is addressed to, and only binds the ordinary unsecured creditors of the Company.

1.3.2.
The purpose of the Plan is to provide the Company with the ability to preserve value for its creditors by giving it time to resolve its liquidity situation and thereby avoiding a liquidation scenario. This will primarily be achieved through a deferral of payment obligations. Apart from the proposed payment deferral, the terms of the Plan do not require Noteholders to take a loss on the par value of their outstanding exposures.

1.3.3.	Under the proposed terms of the Plan the principal payments under the Notes will be deferred by a period of 1 – 4,5 years, depending on the circumstances, as set forth in section 3.1 below.

1.3.4.
The Company shall use a certain portion (at least 75%, subject to adjustments) of the Net Cash Flow that it receives from Dispositions of Real Estate Assets or new financings (including re-financing) in certain events to make early prepayments on the Notes and will be entitled to make further or other early prepayments on the Notes at any time without incurring a penalty.

1.3.5.
As compensation for the deferral the Noteholders will receive an additional 1.5% annual interest payable on the Notes. In addition, they will receive Company shares representing effectively ca. 13.21% of the outstanding share capital and the voting rights in the Company (post such issuance and post Capital Injection).

1.3.6.
Under the proposed terms of the Plan, Guarantee Claims (as defined below) will be deferred for a period of four years and will only be enforceable after the collateral granted as security for the underlying loan has been realized. The amount of the Guarantee Claim will be reduced to the extent that the collateral is sold at a price below 90% of the fair market value as determined by a reputable appraiser. It is expected that creditors of Guarantee Claims will effectively be repaid in full with priority from the proceeds of the collateral provided for the underlying loans.

1.3.7.	Claims of all other ordinary unsecured creditors will be deferred for a period of four years.

1.3.8.	In order to further strengthen the position of the creditors, the Company shall raise additional capital in the amount of approximately EUR 20 million by means of a rights issue.

1.3.9.
The Plan includes “negative pledge”, “no new Financial Indebtedness” and “Coverage Ratio” covenants (subject to certain exceptions) in favour of all creditors bound by this Plan and certain limitations on “Distributions” (including dividends). In addition, the Plan includes certain financial covenants with respect to the realization of certain Real Estate Assets of the Group and with respect to the purchase and development of Real Estate Assets.

1.3.10.
The Plan includes a mutual “waiver from claims” provision, in favour of the Company, the shareholders of the Company, and their respective directors and officers, the Noteholders and the Israeli Trustees, and other affiliated parties, as detailed below.

1.3.11.
The Company is confident that, upon implementation of the Plan, the long term viability of the Company will be secured and the Company will be able to repay its creditors in full in accordance with the terms of the Plan.

2.	DEFINED TERMS AND INTERPRETATION

2.1.	Defined Terms

2.1.1.	In this Plan, the following words and expressions have, unless the context otherwise requires, the meanings set out below:

Additional Capital Injection
A capital injection into the Company after the Amendment Date either against issuance of Shares or in the form of Subordinated Debt, in an accumulated amount of at least EUR 20 million, which is in addition to and beyond the Capital Injection.

Additional Israeli Notes	The additional Israeli Notes issued to Israeli Noteholders in satisfaction of unpaid interest accrued on the Israeli Notes until 31 December 2013 in accordance with clause 3.1.4.

Additional Shares	The additional Shares to be issued to the Israeli Trustees in accordance with section 3.2.

Amendment Date
The Amendment Date is the date on which the amendment of the Original Terms of the Notes enters into effect as set by the Company in accordance with section 3.1.16. It is hereby clarified that in any event the Amendment Date will occur after 5 the Effective Date as defined below.

Annex	An annex to this Plan.

Asset Value
The value of the Company’s rights in all assets held directly by the Company or indirectly through Subsidiaries or affiliated companies (in such case, the value of the relevant asset shall be multiplied by the effective holding percentage of the Company in the Subsidiary or the affiliated company which holds the relevant asset, as the case may be), all of which in accordance with the most up-to-date valuations as available to the Company on the date of determination of the Asset Value, and if and to the extent at such date, in the opinion of the Company’s management, a devaluation occurs (with respect to the up-to-date valuation) with regard to any such asset, the value of the asset will be updated accordingly. For the purpose of calculating the Asset Value, the value of the Casa Radio project in Romania (a mixed use retail, leisure and office project comprising GBA 555,000 sqm including parking spaces) shall be: (i) EUR 50 million; or (ii) the fire sale value appraised on a distressed basis, in the event that: (a) an investor or a partner has entered into a participation (directly or indirectly) entitling him to at least 20% of the economic interest in the Casa Radio project or (b) a binding arrangement is reached with the relevant Romanian authorities with respect to the timetable for executing the Casa Radio project or an agreement is reached on the extension of the term of the lease of the land that is used for the Casa Radio project or (c) the Group has entered into a debt finance agreement for the project in an amount of no less than EUR 25 million; or (iii) the value based on an up-to-date valuation on a non-distressed basis in the event that nine (9) months have lapsed since an investor or a partner has entered into a participation (directly or indirectly) entitling him to at least 20% of the economic interest in the Casa Radio project or the Group has entered into a debt finance agreement for the project in an amount of no less than EUR 25 million.

The Asset Value as defined above is only relevant for the purpose of calculating the Coverage Ratio.

Business Day	A day which is a business day on which banks conduct regular operations in the Netherlands, Israel and Poland.

Capital Injection	A capital injection into the Company of at least EUR 20 million minus the aggregate nominal value of the Noteholder Shares and the Additional Shares, by means of a rights issue.

Cash Reserve
The aggregate balance of all cash and cash equivalents (that may be included in the Company’s consolidated financial statements under the items cash and cash equivalents and under the items short term deposits, financial assets held for trading or long term deposits of the Group (“additional Cash Value”, provided that such Additional Cash Value can be converted into cash immediately and without limitation on its use by the Group).

Commencement Date	18 November 2013, being the date on which the preliminary suspension of payment proceedings of the Company commenced.

Company	Plaza Centers N.V.

Coverage Ratio
Is equal to (A) – (B) / (D) × 100%, where (A) is equal to the Asset Value plus the cash and cash equivalents; (B) is equal to the liabilities of the Group owed to banks that are secured by an Encumbrance over any rights or assets of the Group or structurally or otherwise rank in priority ahead of the Plan Claims; and (D) is equal to the aggregate amount of remaining Plan Claims plus all other liabilities of the Group that rank pari passu with the Plan Claims and that are not Subordinated Debt. An example of the calculation of the Coverage Ratio is attached as Annex 1.

DBC	The Dutch Bankruptcy Code (Faillissementswet).

Deferred Debt Ratio
Series A – 21.23%, Series B – 70.44%, Polish Bonds – 8.33%. In the event, that the one of series of Notes has been repaid in full prior to the full repayment of the other series of Notes, then as of such date, the Deferred Debt Ratio, shall be divided pro-rata between the remaining series of Notes based on the aforesaid ratios.

Disposition	Sale, lease, assignment, grant, transfer, encumbrance or any other disposal of assets, rights, property, or any part thereof.

Distribution	A distribution of dividend to the Company’s shareholders and/or any other dividend-like distribution to the Company’s shareholders, including share repurchase.

Effective Date
The date on which the Plan becomes effective and binding on all Plan Creditors, being the date on which the confirmation decision (homologatiebeslissing) of the Amsterdam District Court becomes irrevocable (in kracht van gewijsde gegaan);

Elbit	Elbit Ultrasound (Luxembourg) B.V./S.à.r.l. together with Elbit Imaging Ltd.

Encumbrance	Any pledge, charge, assignment by way of pledge or any other form of security.

Examination Date	The date of approval of the Company’s consolidated audited annual financial statements or its consolidated reviewed quarterly financial statements, as the case may be.

Exercise Event
Any of the following events: (i) a Disposition of a Real Estate Asset of the Company or a Subsidiary, (ii) the incurrence of any new Financial Indebtedness by the Company or a Subsidiary but excluding new Financial Indebtedness incurred for the purpose of purchase of, investment in or development of a Real Estate Asset, or (iii) the refinancing of a Real Estate Asset, but excluding a refinancing for the purpose of an investment in or the development of a Real Estate Asset.

Financial Indebtedness
A debt that is owed to a financial creditor of the Company or a Subsidiary, including debts owed under guarantees that have been granted and/or which the Company and/or a Subsidiary will grant, but excluding:

(i) guarantees and/or undertakings granted in connection with completion and performance of a project regarding the construction or development of a Real Estate Asset (cost overrun guarantees);

(ii) guarantees granted in the ordinary course of business in a cumulative amount which shall not exceed EUR 200,000-;

(iii)
loans granted directly to the Company by one or more of its shareholders, provided that: (a) the interest rate of the loan is not higher than the lowest interest rate due under the Notes, (b) in the event the loan is not repaid within a period of six (6) months, it shall become Subordinated Debt; and (c) the lenders are not permitted to call for an immediate repayment of the loan or to demand the Company’s liquidation in connection with such loan; and

(iv) Subordinated Debt.

First Interest Payment Date	The date after 12 calendar days have lapsed from the First Record Date or such other the date as the Tel Aviv Stock Exchange may determine.

First Record Date	The first Trading Day following the day on which the Noteholder Shares and the Additional Israeli Notes have been issued.

Group	The Company together with all Subsidiaries.

Guarantee Claim	Any claim of a Plan Creditor against the Company guaranteeing or otherwise securing one or more claims that such Plan Creditor has against a Subsidiary or third party.

Guarantee Creditor	A Plan Creditor with a Guarantee Claim.

Israeli Noteholders	Series A Noteholders and Series B Noteholders.

Israeli Notes	Series A Notes and Series B Notes.

Israeli Trustees	The Series A Trustee and the Series B Trustee jointly.

Koregaon Park Project	The project known as Koregaon Park Plaza located in Pune, India.

London Stock Exchange	London Stock Exchange, plc.

LTC Ratio
The amount of the loan used to finance the relevant project, divided by the cost of the project as estimated on the date of the granting of the loan, multiplied by 100% (“loan to cost”). For the purpose of calculating the LTC Ratio, the “cost of the project” shall include the construction cost of the project, including the entire construction, planning, and development costs, as well as the cost of the land.

Majority
Any of the Plan Creditors whose remaining Plan Claims aggregate more than 67% of the total Plan Claims held by the Plan Creditors that have voted at a particular meeting convened for the purpose of voting on a particular matter.

Minimum Cash Reserve	Shall mean:

(i)
the amount estimated by the Company’s management required to pay all administrative and general expenses and interest payments to the Noteholders falling due in the following six (6) months, minus sums of proceeds from transactions that have already been signed (by the Company or a Subsidiary) and closed and that to the expectation of the Company’s management have a high probability of being received during the following six (6) months; or

	(ii)	in the event an Additional Capital Injection has occurred: an amount calculated in accordance with sub-section (i) above whereby the aforesaid period of six (6) months is reduced to three (3) months.

After repayment or prepayment of an aggregate amount of at least NIS 434,000,0001 of the principal of the Notes, excluding linkage differentials, the Minimum Cash Reserve as calculated under sub-sections (i) or (ii) above (as applicable) shall be reduced by 50%.

Minimum Coverage Ratio
A Coverage Ratio equal to (i) 118%, or (ii) 115% in the event that an Additional Capital Injection occurs or (iii) 120% in the event any of the following circumstances occur in relation to the Casa Radio project: (a) a third party investor or partner has entered into a participation (directly or indirectly) entitling him to at least 20% of the interest in the Casa Radio project; or (b) a binding arrangement with the relevant Romanian authorities has been reached with respect to the timetable for executing the Casa Radio project, or an agreement has been reached on the extension of the lease period for the land that is used for the Casa Radio project; or (c) the Company has entered into a debt finance agreement for the project in amount of at least EUR 25 million.

Minimum LTC Ratio	The minimum LTC Ratio shall be:

	(i)	50% or,

(ii)
40% in the event that a partner enters, directly or indirectly, the relevant existing project against a cash or cash equivalent investment (but excluding against offsetting debt) and is entitled, directly or indirectly, to at least 20% of the rights in the project.

1 If the repayment is not in NIS – pursuant to the exchange rate of the foreign currency compared to the NIS on the repayment date.

Net Asset Value of the Unsold Shopping Malls
The amount equal to the value of the Unsold Shopping Malls based on the most recent valuation in the Company’s possession minus the balance of the Financial Indebtedness of the Subsidiaries holding (the rights to) the relevant Unsold Shopping Malls. In the event of a sale of part of the rights in one of the said malls, then the value of the unsold rights in the said mall shall be added to the Net Asset Value of the Unsold Shopping Malls, for the purpose of calculating the Coverage Ratio.

Net Cash Flow
The net proceeds in cash actually received by the Company, as the result of an Exercise Event that occurred after 15 May 2014. For the avoidance of doubt: net proceeds means the proceeds actually received by the Company, after deducting: (1) the full debt amount that has to be repaid to banks as a result of the Exercise Event, (2) the full debt amounts repaid to the banks in case of a refinancing, (3) in case the relevant Exercise Event occurred in a Subsidiary – the sums required for repaying the existing undertakings towards the creditors of that Subsidiary due to such Exercise Event; and (4) all direct expenses related to the asset, such as fees, and direct sale expenses to third parties, brokerage expenses, loan expenses and tax expenses (as the case may be) but excluding overhead and costs of the Group’s officers and employees.

NIS	New Israeli Shekel.

Noteholder Shares	The Shares issued to the Noteholders in accordance with clause 3.2.

Noteholders	Series A Noteholders, Series B Noteholders and Polish Noteholders.

Notes	The Series A Notes, the Series B Notes and the Polish Bonds, jointly;

Original Terms of the Notes	The original terms and conditions of the Series A Trust Deed, the Series B Trust Deed, and the Polish Bond Terms as those applied before being amended and restated pursuant to this Plan.

Other Claims	All unsecured non-preferred claims against the Company other than claims arising out of Notes or Guarantee Claims.

Other Creditors	All creditors with Other Claims.

Outstanding Notes Debt	The Unpaid Principal Balance of the Notes plus the accrued and unpaid interest due pursuant to the terms of the Notes outstanding at any relevant time in respect of the Notes.

Plan	This restructuring plan (akkoord) including all Annexes.

Plan Claims	All unsecured non-preferred claims against the Company that are subject to this Plan pursuant to Article 273 DBC.

Plan Creditors	All creditors with Plan Claims.

Polish Bond Terms
The original terms and conditions of the series A bonds with a nominal value of PLN 100,000 per bond and total nominal value of PLN 60,000,000 issued by the Company on 16 November 2010 under Polish law with ISIN: NL0009524107, as set forth in the offering memorandum dated 16 November 2010, and subsequently amended and restated pursuant to this Plan.

Polish Bonds	All notes issued and outstanding pursuant to the Polish Bond Terms.

Polish Bonds Deferred Interest
The interest accrued and not yet paid for the principal of the Polish Bonds until December 31, 2013. As per December 31, 2013, the Polish Bonds Deferred Interest amounts to PLN 2,764,997, which amounts to EUR 665,574.71 using the exchange rate per close of business on 31 December 2013 as published by the European Central Bank.

Polish Noteholders	Plan Creditors that are holders of Polish Bonds;

Real Estate Asset
Rights in lands or in real estate projects of various types (such as: residential, malls and mixed-use projects of commercial and residential property) as well as rights in an entity holding any of the aforesaid assets.

Series A Deferred Interest
The interest accrued and not yet paid on the principal of the Series A Notes until December 31, 2013, linked to the Israeli consumer index pursuant to the Series A Trust Deed. As per December 31, 2013, the Series A Deferred Interest amounts to NIS 6,652,927, which amounts to EUR 1,389,500.21, using the exchange rate per close of business on 31 December 2013 as published by the European Central Bank.

Series A Noteholders	Holders of Series A Notes.

Series A Notes	All notes issued and outstanding pursuant to the Series A Trust Deed;

Series A Trust Deed
The Trust Deed dated 4 July 2007 by and between the Company and Hermetic Trust (1975) Ltd. as trustee to the Series A Noteholders, as amended by Amendments No. 1 and 2. to that Trust Deed dated 31 January 2008 and March 10, 2014, respectively as subsequently amended and restated pursuant to this Plan.

Series A Trustee	Hermetic Trust (1975) Ltd.

Series B Deferred Interest
The interest accrued and not yet paid on the principal of the Series B Notes until December 31, 2013, linked to the Israeli consumer index pursuant to the Series B Trust Deed. As per December 31, 2013, the Series B Deferred Interest amounts to NIS 16,055,758, which amounts to EUR 3,353,332.92, using the exchange rate per close of business on 31 December 2013 as published by the European Central Bank.

Series B Noteholders	Holders of Series B Notes.

Series B Notes	All notes issued and outstanding pursuant to the Series B Trust Deed;

Series B Trust Deed
The trust deed dated 31 January 2008 by and between the Company and Reznik Paz Nevo Trust Ltd. as trustee as amended by Amendment No. 1 to that trust deed dated 17 February 2008, and March 10, 2014, as subsequently amended and restated pursuant to this Plan.

Series B Trustee	Reznik Paz Nevo Trust Ltd.

Shares	Ordinary shares in the Company of EUR 0.01 par value each.

Shopping Malls	The four shopping malls (directly or indirectly) held by Subsidiaries of the Company known as Torun Plaza and Suwalki Plaza located in Poland, Kragujevac Plaza in Serbia, and Riga Plaza in Latvia.

Subordinated Debt
Means debt that is subordinated to the Plan Claims. Debt shall be considered to be subordinated to the Plan Claims if such debt may not be repaid, before the Plan Claims have been satisfied in full, and shall also be a subordinated debt in case of liquidation.

Subsidiary
All corporations, limited liability companies, partnerships, joint ventures, joint stock companies and other entities in which the Company holds, directly or indirectly, at least 50% of the capital or the rights (as the case may be) or an entity controlled, directly or indirectly, by the Company.

Suspension of Payment Proceedings	The preliminary suspension of payment proceedings (voorlopige surseance van betaling) applicable to the Company.

TASE	Tel Aviv Stock Exchange Ltd.

Terms of the Notes	The terms and conditions set forth in the Series A Trust Deed, the Series B Trust Deed and the Polish Bond Terms.

Trading Day	A day on which trading occurs on the TASE.

Trust Deeds	The Series A Trust Deed and the Series B Trust Deed.

Unpaid Principal Balance of the Notes
The Unpaid Principal Balance of the Series A Notes, the Unpaid Principal Balance of the Series B Notes, and the Unpaid Principal of the Polish Bonds, jointly, all expressed in euro’s using the exchange rate as published by the European Central Bank at the relevant time. As of December 31, 2013, the aggregate Unpaid Principal Balance of the Notes amounts to EUR 205,804,336.91, using the exchange rate per close of business on 31 December 2013 as published by the European Central Bank.

Unpaid Principal Balance of the Polish Bonds
The outstanding balance, as it may be from time to time, of the nominal value of the unpaid Polish Bonds plus, for the purpose of this definition, the Polish Bonds Deferred Interest. As of December 31, 2013, this balance amounts to PLN 62,764,997 (including the Polish Bonds Deferred Interest) which amounts to EUR 15.108.441,13 using the exchange rate per close of business on 31 December 2013 as published by the European Central Bank.

Unpaid Principal Balance of the Series A Notes
The outstanding balance, as it may be from time to time, of the nominal value of the unpaid Series A Notes (which as of January 1, 2014 will also include the Series A Deferred Interest), all of which is linked to the Israeli consumer index as set forth in the Series A Trust Deed. As of December 31, 2013, this balance amounts to NIS 302,338,505 (including the Series A Deferred Interest), which amounts to EUR 63,145,051.17, using the exchange rate per close of business on 31 December 2013 as published by the European Central Bank.

2.2.	Unpaid Principal Balance of the Series B Notes
The outstanding balance, as it may be from time to time, of the nominal value of the unpaid Series B Notes (which as of January 1, 2014 will also include the Series B Deferred Interest), all of which is linked to the Israeli consumer index as set forth in the Series B Trust Deed. As of December 31, 2013, this balance amounts to NIS 610,713,444 (including the Series B Deferred Interest), which amounts to EUR 127,550,844.61, using the exchange rate per close of business on 31 December 2013 as published by the European Central Bank.

	Unsold Shopping Malls	The remaining (rights in any) Shopping Malls at any time (or any part thereof) that have not yet been sold.

Rules of Interpretation and Annexes

2.2.1.	For purposes of this Plan, unless otherwise provided herein:

(i) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, will include both the singular and the plural;

(ii) the Annexes form a binding and integral part of this Plan and any reference to this Plan shall include a reference to the Annexes.

3.	TERMS OF THE PLAN

3.1.	Terms Applicable to Noteholders

As of the Amendment Date the Original Terms of the Notes shall be amended as follows:

Deferral of principal payments
3.1.1.
Each principal payment under the Notes due in the years 2013, 2014 and 2015 pursuant to the Original Terms of the Notes shall be deferred by exactly four and a half (4,5) years and each principal payment due pursuant to the Original Terms of the Notes in subsequent years (i.e., 2016 and 2017) will be deferred by exactly one (1) year.

3.1.2.
In the event that the Company does not succeed in prepaying an aggregate amount of at least NIS 434,000,0002 of the principal of the Notes, excluding linkage differentials within a period of two years from the Amendment Date or before 1 December 2016 (whichever is earlier), then all principal payments under the Notes deferred in accordance with clause 3.1.1. above, shall be advanced by one (1) year (i.e., shall become due one (1) year earlier).

2If the repayment is not in NIS – pursuant to the exchange rate of the foreign currency compared to the NIS on the repayment date.

3.1.3.	The revised payment schedules under the Notes are attached as Annex 2.

Interest payments
3.1.4.
All unpaid interest accrued on the Israeli Notes until and including 31 December 2013 shall be paid by the Company by issuing shortly following the Amendment Date such additional number of Series A Notes to the Series A Noteholders and such additional number of Series B Notes to the Series B Noteholders (Additional Israeli Notes) that the total notional amount of the Additional Israeli Notes increased with the linkage differential accrued until and including December 31, 2013, is at least equal to the amount of unpaid interest accrued until and including 31 December 2013. The Additional Israeli Notes shall be issued in satisfaction of the unpaid interest accrued until said date for no further consideration.

3.1.5.
All unpaid interest accrued on the Polish Bonds until and including 31 December 2013 shall be paid on the earlier of (i) the early redemption date, (ii) the call option redemption date or (iii) the redemption date as defined in the Polish Bond Terms together with all annually compounded interest calculated as from the Amendment Date with the same interest periods and rates as applicable to the principal due under the Polish Bonds.

3.1.6.
On the First Interest Payment Date, the Company shall make an interest payment to the Noteholders in an amount that is equal to the higher of: (i) EUR 11.6 million, or (ii) the accrued and unpaid interest on the Notes as of January 1 2014 until the last day prior to the First Interest Payment Date. If the amount of EUR 11.6 million is the higher, then this amount will be divided among and paid to the Noteholders as follows: Series A – EUR 2.50 million, Series B – EUR 8.17 million, Polish Bonds – EUR 0.93 million. These amounts shall first be applied towards payment of unpaid interest accrued on the Notes as of 1 January 2014 until the First Interest Payment Date. Any remainder shall be an advance on and be set-off against future interest payments.

3.1.7.
The amount to be paid to the Israeli Noteholders in accordance with section 3.1.6 above, shall be deposited in a trust account or with a nominee company prior to the Amendment Date as stipulated in the Trust Deeds.

3.1.8.	All interest accrued on the Notes after the First Interest Payment Date shall be paid on the ordinary (bi-annual) interest payment dates in accordance with the Terms of the Notes.

Interest rate
3.1.9.	Effective from 1 January 2014, the interest rate applicable to the Notes shall increase by 1.5% per annum.

Discretionary Early Prepayments of the Notes
3.1.10.	The Company shall be allowed to make early prepayments on any part of the Outstanding Notes Debt without any penalty becoming due.

Mandatory Early Prepayment of the Notes
	(I)	Calculating the Mandatory Prepayment Amount
3.1.11.
Upon the Occurrence of an Exercise Event as a result of which a positive Net Cash Flow is generated, the Company shall make an early prepayment of the Outstanding Notes Debt, in a total amount that is equal to the Mandatory Prepayment Amount (as defined below), which will include the following amounts and be calculated as follows:

(a)
“Interest Prepayment Amount” - the amount of interest on the Unpaid Principal Balance of the Notes that has accrued in the given interest period (until the early repayment date) but has not yet fallen due, plus any applicable linkage differentials on such interest; and

		(b)	“Principal Prepayment Amount” - 75% of the Balance of the Net Cash Flow (as defined below).

However, in the event an Additional Capital Injection occurs and 50% or 60% of the Unpaid Principal Balance of the Notes outstanding on the Amendment Date has already been repaid3, the aforesaid 75% ratio will be decreased to 60% or 50%, respectively.

The Interest Prepayment Amount and the Principal Prepayment Amount, are hereinafter collectively referred to as the: “Mandatory Prepayment Amount”.

	(II)	Balance of the Net Cash Flow

“Balance of the Net Cash Flow” shall mean: the balance (if any) of the Net Cash Flow generated as a result of an Exercise Event, after deducting: (1) 100% (or less, at the Company’s discretion) of the Interest Prepayment Amount - in case the Exercise Event is related to the Shopping Malls; or (2) 50% (or less, at the Company’s discretion) of  the Interest Prepayment Amount in case the Exercise Event is unrelated to the Shopping Malls, provided, that such balance is positive.

3 Excluding repayment of Notes which were sold by a Subsidiary following the Amendment Date.

(III)	The Use of the Amounts under the Mandatory Early Prepayment

The Interest Prepayment Amount shall be used for the prepayment of interest that has accrued on the Notes in the given interest period but not yet fallen due. The Principal Prepayment Amount shall be used for the prepayment of the Unpaid Principal Balance of the Notes to be allocated among the Noteholders in proportion to the Deferred Debt Ratio, and shall be applied towards repayment of the first principal payments falling due in accordance with the Terms of the Notes.

(IV)	Minimum Prepayment Amount

Any early prepayment under this section 3.1.11 shall be made only in case the Mandatory Prepayment Amount is higher than EUR 2 million. In the event, the Mandatory Prepayment Amount is not higher than EUR 2 million (“Minimum Amount”) it will be paid together with a future Mandatory Early Prepayment if and when the sum exceeds the Minimum Amount.

(V)	Timing of Mandatory Early Prepayment

Mandatory Early Prepayment shall be performed, if required, within a calendar quarter following the date on which Company has received the Net Cash Flow, and no more than once in each calendar quarter.

Notwithstanding the aforesaid, in case the receipt of Net Cash Flow triggering the Early Mandatory Prepayment provisions in this section 3.1.11 occurs during the period that begins on May 15, 2014 and ends on the Amendment Date, then such Early Prepayment shall be made on the First Interest Payment Date.

(VI)	Receipt of Net Cash Flow by a Subsidiary

In the event that the Net Cash Flow from the relevant Exercise Event is received by a Subsidiary, the Company will perform any action reasonably required in order to procure that the Net Cash Flow is transferred from the relevant Subsidiary to the Company no later than 14 days following receipt of the proceeds by the Subsidiary, unless such transfer is not possible within the said timeframe due to legal and/or other regulatory limitations or due to other limitations which are not under the Company’s or the Subsidiary’s control. In case such limitations exist, the Company shall act to remove the relevant limitations and transfer the relevant Net Cash Flow to the Company on the date on which such limitation is removed and during that period the Subsidiary will not use the relevant Net Cash Flow and this amount will be deposited in solid bank deposit. Sums which were not transferred from the relevant Subsidiary to the Company within 14 days following receipt of the proceeds by the Subsidiary, due to limitations which are not under the Company’s or the Subsidiary’s control, shall only be used, once transferred to the Company, for repayment of principal.

	(VII)	Mandatory Early Prepayment of the Outstanding Notes Debt under this section 3.1.11 shall not be made by way of purchase of the Notes.

	(VIII)	Notwithstanding the aforesaid, the Mandatory Early Prepayment obligation shall not apply to any proceeds from Koregaon Park Project.

Restrictions on Issuance of Additional Notes
3.1.12.	The Company undertakes not to issue any additional Notes other than as expressly provided for in this Plan.

Issuance of additional Securities
3.1.13.
Subject to the terms of this Plan and the Terms of the Notes, the Company shall be entitled to issue, at any point in time, without the need to obtain any approval of the Noteholders or the Israeli Trustees, other notes or other series of notes or other securities of any kind or type whatsoever, and on such terms as the Company shall deem fit.

Restrictions on Amendments to the Terms of the Notes
3.1.14.
The Company shall not be entitled to amend the Terms of the Notes, with the exception of purely technical changes, unless such amendment is approved under the terms of the relevant series and the applicable law and the Company also obtains the approval of the Noteholders of all other series of notes issued by the Company by ordinary majority.

Amendment of the Original Terms of the Notes
3.1.15.
The amendment of the Original Terms of the Notes shall enter into effect on The Amendment Date. Before the amendment of the Original Terms of the Notes pursuant to this Plan becomes effective, the Company shall do all that is necessary to procure that by no later than 30 November 2014:

		(i)	a Capital Injection has occurred;

		(ii)	the Shares of the Company have been listed on the Tel Aviv Stock Exchange;

	(iii)	a pre-ruling from the Israeli tax authority is received on the tax implications for the Israeli Note Holders resulting from the amendment of the Original Terms of the Notes.

	(iv)	the Israeli Trustees have received signed undertakings from the Subsidiaries as set forth in section 3.5.14 below4.

(v)
the amount of interest to be paid to the Israeli Noteholders on the First Interest Payment Date pursuant to section 3.1.6 of this Plan, has been deposited in a Trust Account or with the Nominee Company as defined and stipulated in the Trust Deeds;

	(vi)	an amount of NIS 25,000 has been deposited with each of the Israeli Trustees as required under section 4c of the Trust Deeds.

3.1.16.
The Company shall set a date that lies within a period of 10 Trading Days after completion of the actions set forth in section 3.1.15 above, on which date the amendment of the Original Terms of the Notes pursuant to this Plan shall take effect (the Amendment Date).

3.1.17.	As of the Amendment Date the Original Terms of the Notes shall be amended and restated as set forth in Annex 3 (Series A Trust Deed), Annex 4 (Series B Trust Deed) and Annex 5 (Polish Bond Terms).

3.1.18.
During the period between the Effective Date and the Amendment Date (assuming the Effective Date will occur before the Amendment Date) (i) the Original Terms of the Notes shall remain in effect, albeit that Noteholders shall not be entitled to demand payment or enforce any claims under the Notes, unless and to the extent expressly provided otherwise in this Plan, and (ii) the Company shall do nothing that is forbidden under the terms of this Plan.

3.1.19.
If the Company has failed to procure that all of the actions set forth in section 3.1.15 are completed before 30 November 2014, or fails to procure that the Additional Israeli Notes and the Noteholder Shares are issued in accordance with the terms of this Plan within 10 Trading Days following the Amendment Date, this Plan shall cease to be effective and the Original Terms of the Notes shall return to full force and effect.

3.1.20.
The Terms of the Notes should be interpreted in conjunction with the terms of the Plan. In the event of a conflict between the terms of the Plan and the Terms of the Notes, the Terms of the Notes shall prevail.

4 Any future new Subsidiary established folllowing the Amendment Date, shall sign and deliver to the Israeli Trustees a respective undertaking following its establishment.

3.2.	Capital Injection and Issuance of Shares to Noteholders

Capital Injection by means of rights issue
3.2.1.	The Company shall procure that a Capital Injection occurs after the Effective Date and before 30 November 2014 by means of a rights issue.

Issue of Noteholder Shares
3.2.2.
Following the Amendment Date the Company shall issue new Shares representing on a aggregate basis (post issuance) 13.2106% of the Company’s Shares issued and outstanding following the Capital Injection, to the Noteholders recorded as such on the Amendment Date (with the exception of a Subsidiary that holds Notes) at nominal value (EUR 0.01).

3.2.3.
The Noteholder Shares shall be allocated among the Noteholders recorded as such on the Amendment Date as follows: Series A - 2.8660%; Series B –9.2197%; Polish Bonds –1.1249%. Noteholders shall not be entitled to fractional shares and the number of shares to be allocated to each Bondholder shall be rounded down to the nearest integer.

3.2.4.	The Company shall procure that the Noteholder Shares and the Additional Israeli Notes are listed for trade on the TASE, as soon as practicable after issuance.

Payment of nominal value by issue of Additional Shares
3.2.5.	Simultaneously with the issue of the Noteholder Shares to the Noteholders, the Company shall issue Additional Shares to the Israeli Trustees.

3.2.6.	The number of Additional Shares to be issued shall be equal to:

(N × EUR 0.01) / (S – EUR 0.01) rounded down to the nearest integer where:
N = the number of Noteholder Shares to be issued

S = the subscription price of the rights issue for the Capital Injection expressed in euro’s using the exchange rate (if applicable) as published by the ECB on the date that Elbit deposits the purchase price for the Additional Shares as stipulated below.

3.2.7.	The Additional Shares shall be allocated among the Israeli Trustees as follows:

Series A Trustee: (A + P) / T
Series B Trustee: B / T

Where
A = the number of Noteholder Shares allocated to the Series A Noteholders
B = the number of Noteholder Shares allocated to the Series B Noteholders
P = the number of Noteholder Shares allocated to the Polish Noteholders
T = the total number of Noteholder Shares.

3.2.8.
The Israeli Trustees shall, and are hereby instructed to, sell the Additional Shares to be received by each of them to Elbit at a purchase price per Share that is equal to the subscription price of the rights issue for the Capital Injection.

3.2.9.
Elbit shall deposit the purchase price (the “Purchase Price”) for the Additional Shares allocated to each of the Israeli Trustees in an account designated by them, before the Noteholder Shares and the Additional Shares are issued.

3.2.10.
The Series A Trustee shall, and is hereby instructed to, use the Purchase Price received by it to pay the nominal capital contribution of EUR 0.01 per share that is due to the Company for the issue of Noteholder Shares to the Series A Noteholders and the Polish Bondholders and for the issue of Additional Shares allocated to the Series A Trustee.

3.2.11.
The Series B Trustee shall, and is hereby instructed, to use the Purchase Price received by it to pay the nominal capital contribution of EUR 0.01 per share that is due to the Company for the issue of Noteholder Shares to the Series B Noteholders and for the issue of Additional Shares allocated to the Series B Trustee.

3.2.12.
Simultaneously with the payment of the nominal contribution due to the Company for the issue of the Noteholder Shares and the Additional Shares, the Israeli Trustees shall, and are instructed to, transfer the Additional Shares held by each of them to Elbit.

3.2.13.
The Noteholders hereby release the Israeli Trustees from and waive any (potential) liability in connection with the issue, sale and transfer of the Additional Shares and the application of the Purchase Price towards payment of the nominal capital contribution for the Noteholder Shares and Additional Shares as set out above.

3.3.	Terms Applicable to Guarantee Creditors

3.3.1.
Guarantee Creditors shall not exercise their rights under any Guarantee Claim for a period of four (4) years from the Effective Date. After said four (4) year period, a Guarantee Creditor is allowed to enforce its Guarantee Claim provided that:

(i) all collateral granted as security for the underlying guaranteed obligation has been realised; and
(ii)
without prejudice to any further limitation contained in the relevant guarantee or undertaking, if the actual proceeds are lower than 90% of the fair market value of the realized collateral, the remaining Guarantee Claim shall be reduced by the difference between 90% of the fair market value of the collateral as determined by an external appraiser (to be agreed between the relevant Guarantee Creditor and the Company and failing such agreement the President of the District Court of Amsterdam) within a period of not more than three months prior to the sale of the asset on the one hand and the actual proceeds realized by the relevant Guarantee Creditor on the other hand.

3.4.	Terms Applicable to Other Creditors

3.4.1.	All Other Claims will be deferred by a period of four (4) years as of the Effective Date.

3.5.	Terms Applicable to all Plan Creditors

Coverage Ratio covenant
3.5.1.
In the event that the Coverage Ratio is lower than the Minimum Coverage Ratio, then as from the first Examination Date on which a breach of the Coverage Ratio covenant has been established and for as long as the breach is continuing, the Company shall not perform any of the following: (a) a sale, directly or indirectly, of a Real Estate Asset owned by the Company or a Subsidiary, with the exception that it shall be permitted to transfer Real Estate Assets in performance of an obligation to do so that was entered into prior to the said Examination Date, (b) investments in new Real Estate Assets; or (c) an investment that regards an existing project of the Company or of a Subsidiary, unless it does not exceed a level of 20% of the construction cost of such project (as approved by the lending bank of these projects) and the LTC Ratio of the project remains equal to or greater than the Minimum LTC Ratio.

3.5.2.
The Coverage Ratio will be examined four (4) times per year on the approval date of the Company’s consolidated audited annual financial statements and of its consolidated reviewed quarterly financial statements and the Company shall report on compliance with this covenant on each Examination Date.

3.5.3.
If a breach of the Minimum Coverage Ratio covenant has occurred and continued throughout a period comprising two (2) consecutives Examination Dates following the first Examination Date on which such breach has been established, then such breach shall constitute an event of default under the Trust Deeds and Polish Bond Terms, and the group of (i) Series A Noteholders, (ii) Series B Noteholders, (iii) Polish Bondholders, and (iv) Guarantee and Other Creditors shall, each as a separate group acting by Majority vote, be entitled to declare by written notice to the Company that all or a part of their respective (remaining) Plan Claims become immediately due and payable.

Limitations on Incurring new Financial Indebtedness by the Company and the Subsidiaries
3.5.4.
The Company undertakes not to incur any new Financial Indebtedness (including by way of refinancing an existing Financial Indebtedness with new Financial Indebtedness) until the Outstanding Notes Debt has been repaid in full, except in any of the following events:

(i)
the new Financial Indebtedness is incurred for the purpose of investing in the development of a Real Estate Asset, provided that: (a) the LTC Ratio of the investment is not less than the Minimum LTC Ratio; (b) the new Financial Indebtedness is incurred by the Subsidiary that owns the Real Estate Asset or, if the Financial Indebtedness is incurred by a different Subsidiary, any Encumbrance created as security for such new Financial Indebtedness is permitted under section 3.5.7(i) below; and (c) following such investment the Cash Reserve is not less than the Minimum Cash Reserve;

(ii)
the new Financial Indebtedness is incurred by a Subsidiary for the purpose of purchasing a new Real Estate Asset by such Subsidiary, provided that following such purchase the Cash Reserve is not less than the Minimum Cash Reserve.

(iii)
at least 75% of the Net Cash Flow resulting from the incurrence of new Financial Indebtedness is used to for a Mandatory Early Prepayment of the Notes under section 3.1.11 above. It shall be clarified that, subject to the terms of this Plan, the Group may also refinance existing Financial Indebtedness if this does not generate Net Cash Flow.

3.5.5.
Notwithstanding the aforesaid, in the event that an Additional Capital Injection occurs then the restrictions under section 3.5.4 shall not apply to investments in an aggregate amount less than or equal to the amount of the Additional Capital Injection.

Negative Pledge on Real Estate Assets of the Company
3.5.6.
The Company undertakes that until the Outstanding Notes Debt has been repaid in full, it shall not create any Encumbrance on any of the Real Estate Assets, held, directly or indirectly, by the Company except in the event that the Encumbrance is created over the Company’s interests in a Subsidiary as additional security for Financial Indebtedness incurred by such Subsidiary which is secured by Encumbrances on assets owned by that Subsidiary as permitted by the terms of this Plan.

Negative Pledge on the Real Estate Assets of Subsidiaries
3.5.7.	The Subsidiaries shall undertake that until the Outstanding Notes Debt has been repaid in full, none of them will create any Encumbrance on any Real Estate Assets except in the event that:
(i)
the Subsidiary creates an Encumbrance over a Real Estate Asset owned by such Subsidiary exclusively as security for new Financial Indebtedness incurred for the purpose of purchasing, investing in or developing such Real Estate Asset; Notwithstanding the aforesaid, Subsidiaries shall be entitled to create an Encumbrance on land as security for Financial Indebtedness incurred for the purpose of investing in and developing, but not for purchasing, a Real Estate Asset held by a different Group company (hereinafter: a “Cross Pledge”), provided the total value of the lands owned by the Group charged with Cross Pledges after the Commencement Date does not exceed EUR 35 million, calculated on the basis of book value (the “Sum of Cross Pledges”). When calculating the Sum of Cross Pledges, lands that were charged with Cross Pledges created prior to the Commencement Date or created solely for the purpose of refinancing an existing Financial Indebtedness shall be excluded.

(ii)
the Encumbrance is created over an asset as security for new Financial Indebtedness that replaces existing Financial Indebtedness and such asset was already encumbered prior to the refinancing. For the avoidance of doubt, any Net Cash Flow generated from such refinancing, shall be subject to the Mandatory Early Prepayment provision in section 3.1.11 above;

(iii)
the Encumbrance is created over interests in a Subsidiary as additional security for Financial Indebtedness incurred by such Subsidiary which is secured by Encumbrances on assets owned by that Subsidiary as permitted by sub-section (i) above, or

(iv)
the Encumbrance is created as security for New Financial Indebtedness that is incurred for purposes other than the purchase of and/or investment in and development of a Real Estate Asset, provided that at least 75% of the Net Cash Flow generated from such new Financial Indebtedness is used for Mandatory Early Prepayment in accordance with section 3.1.11 above.

Permitted Disposals
3.5.8.
The Company and the Subsidiaries shall not procure or permit the occurrence of an Exercise Event with respect to any Real Estate Asset of the Group unless the Net Cash Flow resulting from such Disposal is used for Mandatory Early Prepayment in accordance with section 3.1.11 above.

3.5.9.
The Company and the Subsidiaries shall not perform or permit a Disposition, directly or indirectly, or a refinancing of the Shopping Malls, unless the cumulative Net Cash Flow resulting from such Disposition or refinancing amounts to at least EUR 70 million. If the Disposition or the refinancing occurs only with respect to some but not all of the Shopping Malls, then such Disposition or refinancing shall not be permitted unless the Net Asset Value of the Unsold Shopping Malls plus the aggregate Net Cash Flows received from the intended Disposition or refinancing and from any previous Disposition or refinancing of a Shopping Mall amounts to at least EUR 70 million.

Permitted Investments
3.5.10.
The Company agrees that an investment in new or existing Real Estate Assets of the Group shall only be permitted provided following such investment the Cash Reserve is not less than the Minimum Cash Reserve and the Coverage Ratio not less than the Minimum Coverage Ratio.

3.5.11.
In the event the Coverage Ratio is lower than the Minimum Coverage Ratio, investments in existing projects of the Company or of Subsidiaries shall only be permitted if the investment does not exceed a level of 20% of the construction cost of such project (as approved by the lending bank of these projects) and the LTC Ratio of the project remains equal to or greater than the Minimum LTC Ratio in accordance with section 3.5.1(c) above.

No Distributions
3.5.12.
The Company shall not make any Distributions, unless (i) at least 75% of the Unpaid Principal Balance of the Notes as per the Amendment Date has been repaid5 and the Coverage Ratio on the last Examination Date prior to such Distribution is not less than 150% following such Distribution, or (ii) a Majority of the Plan Creditors consents to the proposed Distribution.

5 For the purpose of this examination, the repayment of Notes sold by a Subsidiary of the Company after the Amendment Date shall not be considered as repaid Notes.

3.5.13.
Notwithstanding the aforesaid, in the event an Additional Capital Injection occurs, then after one year following the date of the Additional Capital Injection, no restrictions other than those under the applicable law shall apply to dividend distributions in an aggregate amount up to 50% of such Additional Capital Injection.

Undertakings of Subsidiaries
3.5.14.
Each of the Subsidiaries shall undertake (subject to the Plan becoming effective and the amendment of the Original Terms of the Notes pursuant to this Plan entering into effect) to act in accordance with and to be bound by and to comply with the obligations and undertakings set forth in sections 3.1.11(VI), 3.5.1, 3.5.4, 3.5.7, 3.5.8, 3.5.9 and 3.5.11 of this Plan and shall issue such undertaking no later than 4 June 2014.

Waiver of Claims
3.5.15.
Each Plan Creditor hereby releases, to the extent permitted by law, the Company and all other companies of the Group, the current and former directors and officers of the Group, all direct and indirect shareholders of the Group (and their respective directors, officers, employees, agents, counsels or anyone acting on their behalf), from any and all liability under any applicable law other than with respect to claims or demands regarding which the grounds are fraud or malice or other ground for which a release is not permitted by law.

3.5.16.
Without derogating from the aforesaid, full and binding mutual waiver of claims with respect to the Series A Noteholders and the Series B Noteholders, will enter into effect on the Amendment Date, attached as Annex 6 to this Plan.

3.6.	Miscellaneous

The Company shall as from the Effective Date publish its annual reviewed consolidated financial statements to the public, no later than three (3) calendar months following the end of the calendar year. In addition, as of the Effective Date and until the Outstanding Notes Debt has been repaid in full, the Company undertakes to publish reviewed consolidated financial statements on a quarterly basis, no later than two (2) months following the end of each of the first three (3) calendar quarters of each year. The Company shall include, within the quarterly and annual financial statements, a detailed report regarding its compliance with the undertakings under sections 3.5.1, 3.5.4, 3.5.6, 3.5.7, 3.5.8, 3.5.9, 3.5.10. 3.5.11 and 3.5.12 of this Plan and the performance of Mandatory Early Prepayments under section 3.1.11 of this Plan.

3.6.1.
The Company will use reasonable endeavours to ensure that the general and administrative expenses, based on the Company’s current level of operations, does not exceed an amount of EUR 7.5 million per year.

3.6.2.
Each Plan Creditor shall provide all cooperation and take all such further actions as may be required to give effect to, execute and implement this Plan and the debt restructuring contemplated thereby.

3.6.3.	This Plan will not be binding and will not create any rights or obligations and no rights can be derived or inferred from the Plan before the Effective Date.

3.6.4.	Any notice or request made to the Company in connection with this Plan shall be made in writing and made by courier or certified mail to:

Plaza Centers N.V. Prins Hendrikkade 48-S 1012 AC Amsterdam The Netherlands Attention: Mr. Uzi Eli Email: uzi.eli@plazacenters.com.

In each case with copy (which shall not constitute notice hereunder) to:

RESOR N.V. PO Box 75965 1070 AZ Amsterdam The Netherlands Attention: Mr. N.W.A. Tollenaar Email: nico.tollenaar@resor.nl

3.6.5.
This Plan, as well as all rights and obligations arising out of or in connection with this Plan, shall be governed by the laws of the Netherlands, without prejudice to the fact that the Series A Trust Deed, the Series B Trust Deed and the Polish Bond Terms are and shall continue to be governed by Israeli and Polish law respectively.

3.6.6.
The Court of Amsterdam, the Netherlands shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan, without prejudice to the fact that any dispute arising from the Series A Trust Deed, the Series B Trust Deed and the Polish Bond Terms is and shall remain subject to the (exclusive) jurisdiction of the Israeli and Polish courts, as applicable.